SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
Cascal N.V.
(Name of Subject Company)
Cascal N.V.
(Names of Person(s) Filing Statement)
Common shares, par value EUR 0.50 per share
(Title of Class of Securities)
N1842P 109
(CUSIP Number of Class of Securities)
Jonathan Lamb
Biwater House
Station Approach
Dorking
Surrey, RH4 1TZ
United Kingdom
+44 1306 746 080
(Name, address and telephone number(s) of person authorized to receive notice and communications on behalf of the person(s) filing statement)
Copies To:
David A. Zagore, Esq.
Squire, Sanders & Dempsey L.L.P.
4900 Key Tower
127 Public Square
Cleveland, Ohio 44114-1304
(216) 479-8500
☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Investor Contacts:	Media Contact:
KCSA Strategic Communications	KCSA Strategic Communications
Jeffrey Goldberger / Marybeth Csaby	Lewis Goldberg
+1 212.896.1249 / +1 212.896.1236	+1 212.896.1216
jgoldberger@kcsa.com /mcsaby@kcsa.com	lgoldberg@kcsa.com
CASCAL UPDATES CORPORATE WEBSITE TO PROVIDE TIMELY ACCESS TO NEWS
AND INFORMATION RELATED TO SEMBCORP DISPUTE
Company Continues to Pursue Available Defensive Measures to
Combat Unsolicited and Undervalued Proposed Tender Offer
London, U.K., May 11, 2010- Cascal N.V. (NYSE: HOO) (the Company) today announced that it has updated its corporate website to include a dedicated section for news and information related to its dispute with Sembcorp (which includes Sembcorp Utilities Pte Ltd. and Sembcorp Industries Ltd.). The new section titled “Sembcorp Hostile Bid,” can be accessed from the navigation atop the Company’s home page at www.cascal.co.uk.
Any future releases or other information related to Cascal’s defense of this unsolicited offer by Sembcorp will be immediately posted to the dedicated section following proper public distribution guidelines. Cascal urges its investors to visit the new section of its website to gain additional and timely updates on the Company’s efforts to prevent Sembcorp’s actions.
As stated in previous communications, the Board of Directors of Cascal rejects Sembcorp’s proposal as unacceptable and coercive, and recommends that Cascal common shareholders take no action to respond to a below market tender that Sembcorp Industries Ltd, a wholly owned subsidiary of Sembcorp Utilities Pte Ltd (“Sembcorp”), said it intends to make.
About Cascal N.V.
Cascal provides water and wastewater services to its customers in eight countries: the United Kingdom, South Africa, Indonesia, China, Chile, Panama, Antigua and The Philippines. Cascal’s customers are predominantly homes and businesses representing a total population of approximately 4.7 million.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION LEGEND:
SECURITY HOLDERS SHOULD READ CASCAL N.V.’S SOLICITATION/RECOMMENDATION STATEMENT WHEN IT IS AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. INVESTORS MAY OBTAIN THE RECOMMENDATION AND OTHER FILED DOCUMENTS FREE OF CHARGE AT THE COMMISSION’S WEB SITE (www.sec.gov) AS WELL AS DIRECTLY FROM CASCAL N.V. BY CONTACTING JEFFREY GOLDBERGER, KCSA STRATEGIC COMMUNICATIONS, 880 THIRD AVENUE, NEW YORK, NEW YORK 10022, +1 212.896.1249, JGOLDBERGER@KCSA.COM.
Learn more at www.cascal.co.uk
Forward-looking statements
This release contains forward-looking statements that are not guarantees of future performance. There are important factors, many of which are outside of our control, that could cause actual results to differ materially from those expressed or implied by such forward-looking statements including: general economic business conditions, unfavorable weather conditions, housing and population growth trends, changes in energy prices and taxes, fluctuations with currency exchange rates, changes in regulations or regulatory treatment, changes in environmental compliance and water quality requirements, availability and the cost of capital, the success of growth initiatives, acquisitions and our ability to successfully integrate acquired companies and other factors discussed in our filings with the Securities and Exchange Commission, including under Risk Factors in our Form 20-F for the fiscal year ended March 31, 2009, filed with the SEC on July 1,2009. We do not undertake and have no obligation to publicly update or revise any forward-looking statement.
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